Exhibit 99.3

NEWEGG COMMERCE, INC.

SECOND AMENDMENT

TO THE

AMENDED AND RESTATED SHAREHOLDERS AGREEMENT

This Second Amendment to the Amended and Restated Shareholders Agreement, dated as of August 1, 2022 (the “Second Amendment”), is made by and among (i) Newegg Commerce, Inc., a British Virgin Islands company (the “Company”), (ii) Fred Chang, an individual in his capacity as the Minority Representative, and (iii) such other Persons whose names appear on the signature pages hereto (collectively, the “Newegg Shareholders”). Each of the parties hereto is sometimes referred to collectively as the “Parties” in this Second Amendment. All capitalized terms used but not defined herein shall have the meanings as defined in the Shareholders Agreement (as defined below), unless otherwise provided.

RECITALS

WHEREAS, Newegg Inc., a Delaware corporation (“Newegg Delaware”), Digital Grid (Hong Kong) Technology Co., Limited, a Hong Kong company, and certain Newegg Delaware stockholders entered into that certain Stockholders Agreement on March 30, 2017 (the “Original Agreement”);

WHEREAS, Newegg Delaware, the Company (under its former name of Lianluo Smart Limited), and Lightning Delaware Sub, Inc., a Delaware corporation, entered into that certain Agreement and Plan of Merger dated October 23, 2020 (the “Merger Agreement”);

WHEREAS, as a condition to the closing of the transactions contemplated by the Merger Agreement, the Original Agreement was amended and restated by that certain Amended and Restated Shareholders Agreement with an effective date of May 19, 2021 (the “Shareholders Agreement”);

WHEREAS, the Parties by that certain First Amendment to the Amended and Restated Shareholders Agreement, dated March 22, 2022 (the “First Amendment”), subsequently amended the Shareholders Agreement so that the Company’s Right of First Refusal contained in Section 1.03 of the Shareholders Agreement applied only to 90% of the shares of the Company’s common stock that are subject to such Right of First Refusal collectively owned by each Principal Shareholder and its Affiliates, as calculated on May 19, 2021.

WHEREAS, the Parties now wish to further amend the Shareholders Agreement to clarify that the Right of First Refusal contained in Section 1.03 of the Shareholders Agreement and held by either the Company or any Principal Shareholder shall apply only to eighty percent (80%) of the shares of the Company’s common stock collectively owned by each Principal Shareholder and its Affiliates, as calculated on May 19, 2021, that are subject to such Right of First Refusal.

NOW THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound agree as follows:

1.	Section 1.03(a) of the Shareholders Agreement, as previously amended, is hereby amended and restated in full such that it reads as follows:

In the event that any Principal Shareholder or any of its Affiliates (a “Transferring Shareholder”) receives a bona fide offer from one or more Persons other than an Affiliate Transferee (each, a “Third Party Purchaser”) to acquire any or all of its or its Affiliates’ Company Shares (subject to the proviso below, the “ROFR Shares”), and such Transferring Shareholder desires to Transfer any or all of such ROFR Shares to such Third Party Purchaser pursuant to such bona fide offer (a “ROFR Sale”), then (i) the Company shall have the right (a “ROFR Right”), but not the obligation, to elect to purchase all (and not less than all) of the ROFR Shares proposed to be Transferred to the Third Party Purchaser, at the same price, and on the same terms and conditions offered by the Third Party Purchaser (the “ROFR Terms”), (ii) in the event the Company does not deliver a ROFR Exercise Notice during the Company ROFR Exercise Period, or delivers a ROFR Exercise Notice for less than all of the ROFR Shares, then each of the Principal Shareholders other than the Transferring Shareholders (each, a “ROFR Shareholder”) shall have a ROFR Right to elect to purchase all (and not less than all) of its Pro Rata Share of the ROFR Shares proposed to be Transferred to the Third Party Purchaser on the ROFR Terms; provided, however, that, with respect to each Principal Shareholder, the first twenty percent (20%) of the Company Shares collectively held by such Principal Shareholder and its Affiliates, calculated as of May 19, 2021, that is Transferred by such Principal Shareholder to a Third Party Purchaser shall not be ROFR Shares and shall not be subject to the ROFR Rights. As used in this Section 1.03, the term “ROFR Right” shall include any ROFR Right held by the Company and any ROFR Right held by any ROFR Shareholder, unless the context clearly indicates otherwise. In the event that a ROFR Sale is in exchange for non-cash consideration, then the ROFR Right shall be exercisable based on the Fair Market Value of such non-cash consideration.

2.	Except as explicitly amended by this Second Amendment, the terms of the Shareholders Agreement shall remain in full force and effect. In particular but without limitation, nothing contained in this Second Amendment or the First Amendment shall impair or limit the terms of Article III of the Shareholders Agreement.

3.	The terms of the Shareholders Agreement shall control in the event of a conflict between its provisions and those of the Second Amendment. The terms of the Second Amendment shall control in the event of a conflict between its provisions and those of the First Amendment. Nothing in this Second Amendment shall be construed to waive or limit the effect of, or compliance with, the Company’s then-current Insider Trading Policy.

IN WITNESS WHEREOF, the Parties have caused this Second Amendment to be signed by their respective officers thereunto duly authorized all as of the date first written above.

Newegg Commerce, Inc.

By:	/s/ Anthony Chow
Name:	Anthony Chow
Title:	Chief Executive Officer

Digital Grid (Hong Kong) Technology Co., Limited

By:
Name:
Title:

Hangzhou Lianluo Interactive Technology Co., Ltd.

By:
Name:
Title:

Hyperfinite Galaxy Holding Limited

By:
Name:
Title:

/s/ Fred Chang
Fred Chang, as Minority Representative

Tekhill USA LLC

By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Managing Member

Nabal Spring LLC

By:	/s/ Fred Chang
Name:	Fred Chang
Title:	Managing Member

Fred Chang Partners Trust

By:	/s/ Fred Chang
Trustee of the Fred Chang Partners Trust

Chang 2009 Annuity Trust No. 1

By:	/s/ Fred Chang
Trustee of the Chang 2009 Annuity Trust No. 1

Chang 2009 Annuity Trust No. 2

By:	/s/ Fred Chang
Trustee of the Chang 2009 Annuity Trust No. 2

Chang 2009 Annuity Trust No. 3

By:	/s/ Fred Chang
Trustee of the Chang 2009 Annuity Trust No. 3

Chang Trust of 2008

By:	/s/ Fred Chang
Trustee of the Chang Trust of 2008

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